Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Six
Pathmaker

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Ten
Putnam Capital Manager Series VIII/VIIIR
Putnam Capital Manager Series V
Putnam Capital Manager Edge Series III/IIIR
Putnam Capital Manager Plus Series II/IIR
Putnam Capital Manager Outlook Series II/IIR
Putnam Capital Manager Series VI/VII
[The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Series VI/VIR of Putnam Capital Manager, Series VII of Putnam Capital Manager, and Series I/IR of Putnam Asset Manager]
Putnam Capital Access Series I/IR
Putnam Capital Manager Edge Series I/IR/II
Putnam Capital Manager Plus Series I/IR
Putnam Capital Manager Outlook Series I/IR

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Ten
Putnam Capital Manager Series VIII/VIIIR
Putnam Capital Access Series II/IIR
Putnam Capital Manager Edge Series III/IIIR
Putnam Capital Manager Plus Series II/IIR
Putnam Capital Manager Outlook Series II/IIR
Putnam Capital Manager Series VI/VII
Putnam Capital Access Series I/IR
Putnam Capital Manager Edge Series I/IR/II
Putnam Capital Manager Plus Series I/IR
Putnam Capital Manager Outlook Series I/IR
Supplement dated August 20, 2026 to the annual product notice dated May 1, 2026
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.

Effective August 1, 2026, all references to “The Putnam Advisory Company, LLC” as Subadvisor in Appendix A (and Appendix A.1, if applicable) are removed and replaced with “Templeton Asset Management Ltd.”.

HV-8294